UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ________)*
USEC, Inc.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
90333E108
(CUSIP Number)
Jeffrey ALAM
Group General Counsel
Noble Group Limited
18th Floor, MassMutual Tower
38 Gloucester Road
Hong Kong
(852) 2861-4583

with a copy to
William F. Barron, Esq.
18th Floor, Hong Kong Club Building
3A Chater Road, Central
Hong Kong
(852) 2533-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90333E108
1.	NAME OF REPORTING PERSON. Noble Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,848,940
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,848,940
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,848,940
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.13% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Calculated based upon 114,037,000 common stock of the Issuer outstanding as of May 31, 2010.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $.10 par value per share (the “Shares”), of USEC, Inc., a company organized under the laws of Delaware (the “Issuer”).  The principal executive offices of the Issuer are located at Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817.

Item 2.  Identity and Background

The name of the person filing this statement is Noble Group Limited (the “Buyer”).

The registered address of the Buyer is Clarendon House, Church Street, Hamilton, HM 11, Bermuda, and the address of the principal office of the Buyer is 18th Floor, MassMutual Tower, 38 Gloucester Road, Hong Kong.   The name, business address, present principal occupation or employment, principal business address of such employer (if not the Buyer) and citizenship of each director and executive officer of the Buyer is set forth on Schedule A.

The Buyer is an integrated global commodities supply chain manager, managing the global supply chain of agricultural, industrial and energy products.  The Buyer operates a diversified portfolio of raw materials from over 80 offices in more than 40 countries, originating products from low cost producing countries and delivering to high growth demand markets - its "pipeline" strategy.

During the last five years, none of the Buyer, and to the best of Buyer’s knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The purchase price for the 5,848,940 Shares acquired by the Buyer was $30,194,176.53.  The acquisition of the Shares was financed out of internal funds or the working capital of the Buyer.

Item 4.  Purpose of Transaction

The Buyer acquired the Shares to which this statement relates as an investment.

The Buyer has extensive operations in the United States and has always operated with deep respect for both the spirit and the letter of the laws and regulations in the United States.  In that regard, to the extent the Buyer has been able to ascertain from information in the public domain, it believes that it has a good understanding of both the spirit and the letter of the laws regarding limitations on foreign ownership in the Issuer, and/or the restrictions regarding influence over the Issuer by a foreign party.

The Buyer’s decision to acquire the Shares to which this statement relates was driven by its strong belief that there will be a significant and growing need for the products and services the Issuer provides in the markets where the Buyer has a strong position.  The Buyer desires to work with the Issuer to better position the Issuer in international markets where the buyer has unique expertise. The Buyer believes that such cooperation would be mutually beneficial to the Issuer and the Buyer, and would also serve well global environmental concerns, coupled with the strategic and economic interests of the United States and the global community of nations that have a collective interest in the safe production and use of nuclear fuel.

The Buyer acquired the Shares to which this statement relates on the basis of the reasons set forth above.  If, at any time, it is determined that this investment is inconsistent with regulatory or policy requirements or similar factors in the United States, the Buyer will be prepared to take any reasonable and appropriate actions with respect to its holdings in the Issuer.

Except as set forth above, none of the Buyer, and to the best of the Buyer’s knowledge, none of the persons listed in Schedule A, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)      The Buyer beneficially owns 5,848,940 Shares, representing approximately 5.13% of the outstanding Shares of the Issuer, calculated based upon 114,037,000 Shares outstanding as of May 31, 2010.

Except as set forth in this Item 5(a), Buyer does not, and, to the best of its knowledge, the persons named in Schedule A hereto do not, beneficially own any Shares.

(b)      Upon completion of the Transaction, the Buyer will have the sole power to vote and to dispose of 5,848,940 Shares.

(c)      Information concerning transactions in Shares that have been effected during the past 60 days by the Buyer is set forth in Schedule B.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Buyer, there are no contracts, arrangements, understanding or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving up or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2010
Date

/s/ Jeffrey Alam
Signature

Jeffrey ALAM, Group General Counsel
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BUYER

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Noble Group Limited (the “Buyer”) are set forth below.  If no business address is given, the director’s or officer’s business address is 18th Floor, MassMutual Tower, 38 Gloucester Road, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Buyer.

Name	Citizenship	Present Principal Occupation Including Name and Address of Employer and Business Address (if different from the Buyer)
Directors
Richard Samuel Elman	British
Founder and Executive Chairman of the Board of Directors of Noble Group Limited. Mr. Elman is also the Chairman of the Finance Committee and the Operations Committee, the Vice-Chairman of Investments and Capital Markets Committee and an ex-officio member of the Remuneration and Options Committee of Noble Group Limited.

Harindarpal Singh Banga	Indian
Vice-Chairman of the Board Of Directors of Noble Group Limited. Mr. Banga is also the Chairman of the Management Committee, the Vice-Chairman of the Operations Committee, Finance Committee and the Social Responsibility Committee, and also serves on the Investments and Capital Markets Committee, Corporate Governance Committee and the Risk Committee of Noble Group Limited.

Ricardo Leiman	Dutch
Chief Executive Officer of Noble Group Limited. Mr. Leiman is the Chairman of the Risk Committee.  He also serves on the Investments and Capital Markets Committee, the Finance Committee, the Social Responsibility Committee and the Operations Committee of Noble Group Limited.

Milton M. Au	Canadian
Non-Executive Director. Mr. Au is also the Vice-Chairman of the Audit Committee, and also serves on the Investments and Capital Markets Committee, the Finance Committee and the Operations Committee of Noble Group Limited.

Tobias Josef Brown	American	Independent Non-Executive Director. Mr. Brown is currently Managing Director of UCL Asia Limited at 202 Baskerville House, 13 Duddell Street, Central, Hong Kong.
Iain Ferguson Bruce	British
Independent Non-Executive Director. Mr. Bruce is currently the Chairman of KCS Limited at 8/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. Mr. Bruce is the Chairman of the Audit Committee and also serves on the Corporate Governance Committee, the Nominating Committee and the Social Responsibility Committee of Noble Group Limited.

Robert Tze Leung Chan	British
Independent Non-Executive Director. Mr. Chan is currently the Chief Executive Officer of United Overseas Bank, Hong Kong at 25/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. Mr. Chan also serves on the Audit Committee and the Remuneration and Options Committee and Social Responsibility Committee of Noble Group Limited.

Dr. Kenneth Stuart Courtis	Canadian
Independent Non-Executive Director. Dr. Courtis is an Independent Non-Executive Director of Capitaland Limited, a Singapore listed company at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912. Dr. Courtis also serves on the Investments and Capital Markets Committee and the Nominating Committee of Noble Group Limited.

Name	Citizenship	Present Principal Occupation Including Name and Address of Employer and Business Address (if different from the Buyer)

David Gordon Eldon	British	Senior Independent Non-Executive Director. Mr. Eldon is presently a Senior Adviser to PricewaterhouseCoopers in Hong Kong at 22/F Prince’s Building, No. 10 Chater Road, Central, Hong Kong.
Ambassador Burton Levin	American
Independent Non-Executive Director. Ambassador Levin is Chairman – Emeritus of the Hopkins Nanjing Center at the Johns Hopkins University – SAIS 172, Jinxian Road, Suite 102, Shanghai  200020, China. Ambassador Levin is the Chairman of the Nominating Committee and the Social Responsibility Committee, and the Vice-Chairman of the Corporate Governance Committee of Noble Group Limited.

Edward Walter Rubin	Canadian
Independent Non-Executive Director. Mr. Rubin is also the Chairman and Managing Director of a private investment company named Corton Hill Investments Limited, Suite 2202 Fairmont House, 8 Cotton Tree Drive, Hong Kong, and is the Chairman of the Remuneration and Options Committee, and also serves on the Audit Committee and the Corporate Governance Committee of Noble Group Limited.

Alan Howard Smith	British
Independent Non-Executive Director. Mr. Smith is the Chairman of the Investments and Capital Markets Committee and the Corporate Governance Committee, the Vice-Chairman of the Nominating Committee and serves on the Remuneration and Options Committee of Noble Group Limited.

Executive Officers (who are not Directors)
William Randall	Australian	Global Head of Coal and Coke.
Stephen J. Marzo	American	Group Chief Financial Officer.
Diego Barbero	Swiss	Head of Grains, Oilseed and Cotton.
Louis Tang	Chinese	Chief Accounting Officer.
David J. Beringer	British	Group Finance Director.
Wildrik de Blank	Dutch	Group Treasurer.
Jeffrey Alam	British	Group General Counsel.
Bharat Sundavadra	British	Assistant General Counsel.
Nicholas Brewer	British	Group Chief Operating Officer.
Lelia Konyn	Israeli	Group Human Resources Director.
Stephen Brown	British	Director, Investor Relations.
Tim Eyre	British	Legal Counsel.

SCHEDULE B

TRANSACTIONS IN SHARES BY THE BUYER WITHIN THE LAST 60 DAYS

All of the purchases of Shares set forth below were made by the Buyer in the open market

Date of Transaction	Number of Shares Purchased	Price Per Share	Aggregate Purchase Price
05/25/2010	1,829,264	$4.9504	$9,055,588.51
05/27/2010	819,676	$4.9930	$4,092,642.27
05/28/2010	938,793	$5.2162	$4,896,932.05
06/01/2010	1,024,076	$5.1655	$5,289,864.58
06/02/2010	1,237,131	$5.5444	$6,859,149.12